Exhibit 99.5

FF304

Next Day Disclosure Return
(Equity issuer - changes in issued share capital and/or share buybacks)

Instrument:	Equity issuer	Status:	New Submission
Name of Issuer:	MINISO Group Holding Limited		
Date Submitted:	04 November 2022		

Section I must be completed by a listed issuer where there has been a change in its issued share capital which is discloseable pursuant to rule 13.25A of the Main Board Rules (the "Main Board Listing Rules") / rule 17.27A of the GEM Rules (the "GEM Listing Rules") Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Exchange")

Section I

1. Type of shares	Ordinary shares	Class of shares	Not applicable	Listed on SEHK *(Note 11)*	Yes
Stock code (if listed)	09896	Description			

Issues of shares *(Notes 6 and 7)*	No. of shares	Issued shares as a % of existing number of issued shares before relevant share issue *(Notes 4, 6 and 7)*	Issue price per share *(Notes 1 and 7)*	Closing market price per share of the immediately preceding business day *(Note 5)*	% discount(-)/ premium of issue price to market price *(Note 7)*
Opening balance as at *(Note 2)* 02 November 2022	1,266,986,555				
1). Repurchase of shares (or other securities) but not cancelled Repurchase of 15,000 American depository shares (representing 60,000 ordinary shares) on October 11, 2022 U.S. time Date of changes 11 October 2022	60,000	%			%
2). Repurchase of shares (or other securities) but not cancelled Repurchase of 10,000 American depository shares (representing 40,000 ordinary shares) on October 12, 2022 U.S. time Date of changes 12 October 2022	40,000	%			%
3). Repurchase of shares (or other securities) but not cancelled Repurchase of 65,405 American depository shares	261,620	%			%

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FF304

	(representing 261,620 ordinary shares) on October 13, 2022 U.S. time Date of changes 13 October 2022					
4).	Repurchase of shares (or other securities) but not cancelled Repurchase of 73,500 American depository shares (representing 294,000 ordinary shares) on October 14, 2022 U.S. time Date of changes 14 October 2022	294,000	%			%
5).	Repurchase of shares (or other securities) but not cancelled Repurchase of 95,000 American depository shares (representing 380,000 ordinary shares) on October 19, 2022 U.S. time Date of changes 19 October 2022	380,000	%			%
6).	Repurchase of shares (or other securities) but not cancelled Repurchase of 84,005 American depository shares (representing 336,020 ordinary shares) on October 20, 2022 U.S. time Date of changes 20 October 2022	336,020	%			%
7).	Repurchase of shares (or other securities) but not cancelled Repurchase of 21,007 American depository shares (representing 84,028 ordinary shares) on October 21, 2022 U.S. time Date of changes 21 October 2022	84,028	%			%
8).	Repurchase of shares (or other securities) but not cancelled Repurchase of 109,000 American depository shares (representing 436,000 ordinary shares) on October 24, 2022 U.S. time Date of changes 24 October 2022	436,000	%			%
9).	Repurchase of shares (or other securities) but not cancelled Repurchase of 47,000 American depository shares (representing 188,000 ordinary shares) on October 25, 2022 U.S. time	188,000	%			%

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FF304

	Date of changes 25 October 2022					
10).	Repurchase of shares (or other securities) but not cancelled Repurchase of 45,000 American depository shares (representing 180,000 ordinary shares) on October 26, 2022 U.S. time Date of changes 26 October 2022	180,000	%			%
11).	Repurchase of shares (or other securities) but not cancelled Repurchase of 46,900 American depository shares (representing 187,600 ordinary shares) on October 27, 2022 U.S. time Date of changes 27 October 2022	187,600	%			%
12).	Repurchase of shares (or other securities) but not cancelled Repurchase of 70,000 American depository shares (representing 280,000 ordinary shares) on October 28, 2022 U.S. time Date of changes 28 October 2022	280,000	%			%
13).	Repurchase of shares (or other securities) but not cancelled Repurchase of 48,600 American depository shares (representing 194,400 ordinary shares) on October 31, 2022 U.S. time Date of changes 31 October 2022	194,400	%			%
14).	Repurchase of shares (or other securities) but not cancelled Repurchase of 43,800 American depository shares (representing 175,200 ordinary shares) on November 1, 2022 U.S. time Date of changes 01 November 2022	175,200	%			%
15).	Repurchase of shares (or other securities) but not cancelled Repurchase of 30,000 American depository shares (representing 120,000 ordinary shares) on November 2, 2022 U.S. time Date of changes 02 November 2022	120,000	%			%

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FF304 vPage 4 of 71.2.4 16).Repurchase of shares (or other securities) but not cancelledRepurchase of 20,000 American depository shares (representing 80,000 ordinary shares) on November 3, 2022 U.S. time Date of changes03 November 2022 80,000 0.006314% % Closing balance as at (Note 8)03 November 2022 1,266,986,555

FF304 vPage 5 of 71.2.4 We hereby confirm to the best knowledge, information and belief that, in relation to each issue of securities as set out in Section I, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 9) (i) all money due to the listed issuer in respect of the issue of securities has been received by it; (ii) all pre-conditions for the listing imposed by the Main Board Listing Rules / GEM Listing Rules under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 10); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies.Notes to Section I: 1. Where shares have been issued at more than one issue price per share, a weighted average issue price per share should be given. 2. Please insert the closing balance date of the last Next Day Disclosure Return published pursuant to Main Board Rule 13.25A / GEM Rule 17.27A or Monthly Return pursuant to Main Board Rule 13.25B / GEM Rule 17.27B, whichever is the later. 3. Please set out all changes in issued share capital requiring disclosure pursuant to Main Board Rule 13.25A / GEM Rule 17.27A together with the relevant dates of issue. Each category will need to be disclosed individually with sufficient information to enable the user to identify the relevant category in the listed issuer's Monthly Return. For example, multiple issues of shares as a result of multiple exercises of share options under the same share option scheme or of multiple conversions under the same convertible note must be aggregated and disclosed as one category. However, if the issues resulted from exercises of share options under 2 share option schemes or conversions of 2 convertible notes, these must be disclosed as 2 separate categories. 4. The percentage change in the number of issued shares of listed issuer is to be calculated by reference to the listed issuer's total number of shares in issue (excluding for such purpose any shares repurchased or redeemed but not yet cancelled) as it was immediately before the earliest relevant event which has not been disclosed in a Monthly Return or Next Day Disclosure Return. 5. Where trading in the shares of the listed issuer has been suspended, closing market price per share of the immediately preceding business day should be construed as closing market price per share of the business day on which the shares were last traded. 6. In the context of a repurchase of shares: ■ issues of shares should be construed as repurchases of shares; and

FF304 vPage 6 of 71.2.4 ■ issued shares as a % of existing number of shares before relevant share issue should be construed as repurchased shares as a % of existing number of shares before relevant share repurchase. 7. In the context of a redemption of shares: ■ issues of shares should be construed as redemptions of shares; ■ issued shares as a % of existing number of shares before relevant share issue should be construed as redeemed shares as a % of existing number of shares before relevant share redemption; and ■ issue price per share should be construed as redemption price per share. 8. The closing balance date is the date of the last relevant event being disclosed. 9. Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. 10. Identical means in this context: ■ the securities are of the same nominal value with the same amount called up or paid up; ■ they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ■ they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects. 11. SEHK refers to Stock Exchange of Hong Kong.

FF304

Section II must also be completed by a listed issuer where it has made a repurchase of shares which is discloseable under Main Board Rule 10.06(4)(a) / GEM Rule 13.13(1).

The issuer has Purchase report or additional information for issuer whose primary listing is on the Exchange

Section II

1. Type of shares	Ordinary shares	Class of shares	Not applicable	Listed on SEHK (Note)	Yes
Stock code (if listed)	09896	Description			

A. Purchase report

Trading date	Number of securities purchased	Method of purchase *(Note)*	Price per share or highest price paid $	Lowest price paid $	Total paid $
1). 03 November 2022	80,000	On another stock exchange New York Stock Exchange	USD 1.4975	USD 1.465	USD 118,500
Total number of securities purchased	80,000			Total paid $	USD 118,500

B. Additional information for issuer whose primary listing is on the Exchange

1). Number of such securities purchased on the Exchange in the year to date (since ordinary resolution) (a) 3,462,868

2). % of number of shares in issue at time ordinary resolution passed acquired on the Exchange since date of resolution ((a) x 100)/ Number of shares in issue 0.282552 %

We hereby confirm that the repurchases set out in A above which were made on the Exchange were made in accordance with the Main Board Listing Rules / GEM Listing Rules and that there have been no material changes to the particulars contained in the Explanatory Statement dated June 30, 2022 which has been filed with the Exchange. We also confirm that any purchases set out in A above which were made on another stock exchange were made in accordance with the domestic rules applying to purchases made on that other exchange.

Remarks: The "Exchange" mentioned in B above includes both The Stock Exchange of Hong Kong Limited and the New York Stock Exchange.

Note to Section II: Please state whether on the Exchange, on another stock exchange (stating the name of the exchange), by private arrangement or by general offer.

Submitted by: Ye Guofu
(Name)

Title: Director
(Director, Secretary or other Duly Authorised Officer)

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